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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             -----------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)

                           CABLE MICHIGAN, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

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                                 12685T103
                              (Cusip Number)

                       LEVEL 3 TELECOM HOLDINGS INC.
                    (Name of Persons Filing Statement)

                         Matthew J. Johnson, Esq.
                     c/o LEVEL 3 COMMUNICATIONS, INC.
                             1000 Kiewit Plaza
                           Omaha, Nebraska 68131
                          Tel No.:(402) 536-3613
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             November 6, 1998
          (Date of Event which Requires Filing of this Statement)

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               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No. 12685T103                                          Page 2 of 4 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Level 3 Telecom Holdings Inc.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       00

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [ ]

       N/A

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware                        7     SOLE VOTING POWER

                                             None

                                       8     SHARED VOTING POWER

         NUMBER OF SHARES                    None
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH           9     SOLE DISPOSITIVE POWER

                                             None

                                      10     SHARED DISPOSITIVE POWER

                                             None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       None

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

  14   TYPE OF REPORTING PERSON*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               The following information amends the Schedule 13D dated October 10, 1997, as previously amended (as amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended by the following information:

               On November 6, 1998, Merger Sub was merged with and into the Company pursuant to the Merger Agreement. As a result of the Merger, the Company became a wholly owned subsidiary of Buyer and each share of Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares held by the Company as treasury stock or owned by Buyer or any of Buyer's subsidiaries immediately prior to the Effective Time of the Merger), including each share of Common Stock owned by the Level 3 Companies and the persons named on Schedule A or B, was converted into the right to receive $40.50 in cash per share.

     Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

               (a) and (b) None of the Level 3 Companies and none of the persons named on Schedule A or B own any shares of Common Stock.

               (c) Except as set forth in Item 4, no transactions in the Common Stock were effected during the past 60 days or since the most recent filing on Schedule 13D by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named on Schedule A or B.

               (d) Not applicable.

               (e) On November 6, 1998 LTTH ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 1998

                                   LEVEL 3 TELECOM HOLDINGS INC.



                                   By: /s/ Matthew J. Johnson
                                       --------------------------------
                                       Name:  Matthew J. Johnson
                                       Title: Vice President
                                              and Secretary